[Letterhead of Booz Allen Hamilton Holding Corporation]

March 25, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Amendment to Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Booz Allen Hamilton Holding Corporation has made disclosure pursuant to such provisions in its Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 25, 2013.

Very truly yours,
Booz Allen Hamilton Holding Corporation

/s/ Samuel R. Strickland
Samuel R. Strickland Executive Vice President Chief Financial Officer, Chief Administrative Officer and Director
(Principal Financial and Accounting Officer)